
RECEIVED
AUG 2 4 2010
SEC MAIL PROCESSING SECTION
WASH. D.C.
189

SECURITIES AND EXCHANGE COMMISSION


10032126

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47646

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7-1-09 (MM/DD/YY) AND ENDING 6-30-10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MORTON CLARKE FU & METCALF, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 PIKE STREET, SUITE 2250
(No. and Street)

SEATTLE (City) WA (State) 98101-4013 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan Metcalf 206-484-7334
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JEFFREY M. WILSON, P.S.
(Name – *if individual, state last, first, middle name*)

15215 52nd Ave. S., #9 (Address) Tukwila (City) WA (State) 98188 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Susan Metcalf, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Morton Clarke Fu & Metcalf, Inc, as of June 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



DOROTHY K. RICHMOND
NOTARY PUBLIC
STATE OF WASHINGTON
COMMISSION EXPIRES
AUGUST 19, 2013

Susan Metcalf
Signature

Treasurer / CFO
Title

Dorothy K. Richmond
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jeffrey M. Wilson, P.S.
15215 52nd Ave. S. #9
Tukwila, WA 98188
(206) 285-1528 (f) (206) 282-2727 (T)
jwilson@jeffwilsonps.com

- Independent Auditor's Report -

The Board of Directors
Morton Clarke Fu & Metcalf, Inc.
Seattle, Washington

We have audited the accompanying statement of financial condition of Morton Clarke Fu & Metcalf, Inc. as of June 30, 2010 and 2009 and the related statement of income, retained earnings, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Morton Clarke Fu & Metcalf, Inc. as of June 30, 2010 and 2009 and the results of its operations, changes in stockholders' equity and its cash flows for the years then ended, in conformity with accounting principles generally accepted in United States of America.



Jeff M. Wilson, P.S.
Seattle, Washington
August 18, 2010

Jeffrey M. Wilson, P.S.
15215 52nd Ave. S. #9
Tukwila, WA 98188
(206) 285-1528 (f) (206) 282-2727 (T)
jwilson@jeffwilsonps.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Stockholders of
Morton Clarke Fu and Metcalf, Inc.
Seattle, WA

In planning and performing our audit of the financial statements of Morton Clarke Fu and Metcalf, Inc. for the years ended June 30, 2010 and 2009, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by Morton Clarke Fu and Metcalf, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of rule 15c3-3. Because Morton Clarke Fu and Metcalf, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Morton Clarke Fu and Metcalf, Inc. in any of the following:

1. Making quarterly securities examinations, counts, Verifications, and comparisons
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Morton Clarke Fu and Metcalf, Inc. is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which Morton Clarke Fu and Metcalf, Inc. has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above, except for:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of Morton Clarke Fu and Metcalf, Inc., the specific weaknesses are not described herein and no corrective action has been taken or proposed by Morton Clarke Fu and Metcalf, Inc.

The foregoing condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Morton Clarke Fu and Metcalf, Inc. for the years ended June 30, 2010 and 2009 and this report does not effect our report thereon dated August 18, 2010.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and regulated regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Morton Clarke Fu and Metcalf, Inc.'s practices and procedures were adequate at June 30, 2010, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



JEFF M. WILSON P.S.
Seattle, Washington
August 18, 2010

MORTON CLARKE FU & METCALF, INC.
STATEMENT OF FINANCIAL CONDITION
June 30, 2010 and 2009

ASSETS

	2010	2009
CURRENT ASSETS		
Cash - Deposit (FINRA)	$ 234	$ 595
Cash - Bank & Money Market	240,533	98,595
Receivable - Fidelity	61,142	0
Revenue Account Receivable	(9,121)	13,072
Accrued Interest Receivable	12,657	35,847
Inventory - Muni Bonds	1,392,512	2,735,820
Prepaid Expenses	74,035	46,115
Management Fees Receivable	231,520	217,204
NASD - Warrants	8,100	8,100
Total Current Assets	2,011,612	3,155,348
FIXED ASSETS		
Furniture	77,000	69,335
Telephone Equipment	26,922	26,922
Office and Computer Equipment	90,556	88,382
	194,478	184,639
Less accumulated depreciation	(184,142)	(184,639)
Fixed Assets - Net	10,336	0
OTHER ASSETS		
Rental Deposits	19,006	19,006
Organizational Costs	2,366	2,366
Less accumulated amortization	(2,366)	(2,366)
Total Other Assets	19,006	19,006
TOTAL ASSETS	$ 2,040,954	$ 3,174,354

The accompanying notes are an integral part of these statements.

MORTON CLARKE FU & METCALF, INC.
STATEMENT OF FINANCIAL CONDITION
June 30, 2010 and 2009

LIABILITIES AND STOCKHOLDERS' EQUITY

	2010	2009
CURRENT LIABILITIES		
Accounts Payable	$ 11,957	$ 0
Payable - Fidelity	0	1,148,339
Commissions Payable	122,595	117,226
B & O Tax Payable	11,140	14,789
Federal Income Tax Payable	0	13,431
Total Current Liabilities	145,692	1,293,785
Total Liabilities	145,692	1,293,785
STOCKHOLDERS' EQUITY		
Capital stock $1 stated value per share, 865,000 shares issued and outstanding	865,000	840,000
Retained Earnings	1,030,262	1,040,569
Total Stockholders' Equity	1,895,262	1,880,569
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,040,954	$ 3,174,354

The accompanying notes are an integral part of these statements.

MORTON CLARKE FU & METCALF, INC.
INCOME STATEMENT
For the years ending June 30, 2010 and 2009

	2010		2009	
	AMOUNT	Percent Of Gross Revenue	AMOUNT	Percent Of Gross Revenue
REVENUE				
Trading	$ 951,728	23.0%	$1,331,881	23.3%
Commissions	2,102,333	50.8%	3,295,428	57.7%
Interest Income	9,276	0.2%	12,408	0.2%
Managed Account Fees	950,870	23.0%	822,390	14.4%
Tax Exempt Interest Income	101,334	2.4%	151,333	2.7%
Miscellaneous Income	9,439	0.2%	57,254	1.0%
Unrealized Gains - Trading Securities	17,228	0.4%	42,323	0.7%
Gross Revenue	4,142,208	100.0%	5,713,017	100.0%
OPERATING EXPENSES	4,182,815	101.0%	5,640,683	98.7%
Income (Loss) Before Federal Income Tax	(40,607)	-1.0%	72,334	1.3%
Federal Income Tax	0	0.0%	18,155	0.3%
Net Income (Loss)	$ (40,607)	-1.0%	$ 54,179	1.0%

The accompanying notes are an integral part of these statements.

MORTON CLARKE FU & METCALF, INC.
STATEMENT OF RETAINED EARNINGS
For the years ending June 30, 2010 and 2009

	2010	2009
Retained earnings, July 1, 2009 and 2008	$ 1,040,569	$ 986,390
Net income (loss)	(40,607)	54,179
Resale of Treasury Stock	30,300	0
Retained earnings, June 30, 2010 and 2009	$ 1,030,262	$ 1,040,569

The accompanying notes are an integral part of these statements.

MORTON CLARKE FU & METCALF, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the years ending June 30, 2010 and 2009

	2010	2009
Stockholders' Equity, July 1, 2009 and 2008	$ 1,880,569	$ 1,826,390
Capital Stock Subscription	25,000	0
Net Income (Loss)	(40,607)	54,179
Resale of Treasury Stock - Retained Earnings Portion	30,300	0
Stockholders' Equity, June 30, 2010 and 2009	$ 1,895,262	$ 1,880,569

The accompanying notes are an integral part of these statements.

MORTON CLARKE FU & METCALF, INC.
STATEMENT OF CASH FLOWS
For the years ending June 30, 2010 and 2009

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (40,607)	$ 54,179
Adjustments to reconcile net income to net Cash provided by operating activities:		
Depreciation and amortization	2,037	3,568
Change in current assets and liabilities:		
(Increase) in receivable - Fidelity	(61,142)	0
Decrease in revenue acct receivable	22,192	3,136
(Incr.) or decr. in accrued int. receivable	23,190	(15,438)
(Incr.) or decr. in inventory - muni bonds	1,343,308	(826,909)
(Increase) in prepaid expenses	(27,920)	(6,031)
(Incr.) or decr. in management fee receivable	(14,316)	1,436
Incr. or (decr.) in payable - Fidelity	(1,148,339)	593,636
Incr. or (decr.) in B & O tax payable	(3,649)	5,174
Increase in commissions payable	5,369	1,412
Incr. or (decr.) in fed. income tax payable	(13,431)	12,227
Incr. or (decr.) in accounts payable	11,957	0
Total adjustments	139,256	(227,789)
Net cash provided (used) in operating activities	98,649	(173,610)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Payment for purchase of equipment	(12,372)	(3,568)
Net cash (used) in investing activities	(12,372)	(3,568)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds of capital stock	25,000	0
Proceeds of treasury stock	30,300	0
Net cash provided by financing activities	55,300	0
Net increase or (decrease) in cash and cash equivalents	141,577	(177,178)
Cash and cash equivalents at July 1, 2009 and 2008	99,190	276,368
Cash and cash equivalents at June 30, 2010 and 2009	$ 240,767	$ 99,190

The accompanying notes are an integral part of these statements.

MORTON CLARKE FU & METCALF, INC.
STATEMENT OF CASH FLOWS
For the years ending June 30, 2010 and 2009

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

DISCLOSURE OF ACCOUNTING POLICY :

For purposes of the statement of cash flows, the company considers the following to be cash equivalents, cash - deposit (FINRA).

The accompanying notes are an integral part of these statements.

MORTON CLARKE FU & METCALF, INC.
NOTES TO FINANCIAL STATEMENTS
June 30, 2010 and 2009

NOTE 1: BUSINESS STRUCTURE

Morton Clarke Fu & Metcalf, Inc. is a full service broker/dealer. All customer transactions are cleared through another broker/dealer on a fully disclosed basis. Morton Clarke Fu & Metcalf, Inc. clears all transactions through its correspondent National Financial Services Corporation (Fidelity). Therefore Morton Clarke Fu & Metcalf, Inc. is exempt from Rule 15c3-3.

NOTE 2: BUSINESS FORMATION

Morton Clarke Fu & Metcalf, Inc. was incorporated September 1, 1994 under the laws of the State of Washington. The company has a June 30 fiscal year end and is taxed as a C corporation. The company was licensed with the NASD and began active operations on January 11, 1995.

NOTE 3: SIGNIFICANT ACCOUNTING POLICIES

Morton Clarke Fu & Metcalf, Inc. reports on the accrual method of accounting, therefore income and expense are reported when earned or incurred not when money is received or paid. All amounts at June 30, 2010 and 2009 are reported based on trade date, not settlement date accounting principles. Therefore any securities trades on June 30, 2010 and 2009 or prior are included in these financial statements even though the transaction settled after June 30, 2010 and 2009. Depreciation is recorded on the financial statements based on the same calculation that was used for federal income tax purposes. Any differences between tax depreciation and depreciation under generally accepted accounting principles are immaterial.

NOTE 4: INVENTORY - MUNI BONDS

All inventory is carried by National Financial Services Corporation (Fidelity) as of June 30, 2010 and 2009. Morton Clarke Fu & Metcalf, Inc. has borrowed money against the inventory value with Fidelity. The payable to Fidelity at June 30, 2010 and 2009 was $0 and $1,148,339 respectively. The payable is secured by the value of the inventory.

The inventory value is the fair market value of the bonds on that date. The fair market value of the bonds was $1,392,512 and $2,735,820 as of June 30, 2010 and 2009 respectively. The difference between the cost and the fair market value is shown as unrealized gains or (losses) from trading securities on the income statement.

NOTE 5: FIXED ASSETS

All fixed assets are stated at cost and are depreciated under the Modified Accelerated Cost Recovery System. Furniture is depreciated over a seven year useful life while telephone, office, and computer equipment are depreciated over a five year useful life. In addition to regular depreciation, $0 and $3,568 of additional depreciation (election to expense) was claimed for the years ending June 30, 2010 and 2009 respectively.

NOTE 6: ORGANIZATION COSTS

Organizational costs consist primarily of legal fees incurred to set up the corporation. These costs are amortized over five years using the straight line method.

NOTE 7: LEASES AND LEASING ARRANGEMENTS

The following is a schedule of leases which Morton Clarke Fu & Metcalf, Inc. has entered into as of June 30, 2010.

Item	Monthly Payment	Lease Term	Square Footage
Pike Street Office	7,674.58	11-1-06 to 1-31-12	3077
Copy Machine	295.99	5-29-09 to 5-28-14	N/A

--- Continued on next page --------

The following is a schedule, by year, of future minimum lease payments.

Year ending	June 30, 2011	$ 95,647
	June 30, 2012	57,274
	June 30, 2013	3,552
	June 30, 2014	3,256
	June 30, 2015	0
Total Minimum Payments Required		$ 159,729

NOTE 8: PROFIT SHARING - 401K PLAN

Morton Clarke Fu and Metcalf, Inc. has a company sponsored 401K retirement plan. The company made a 3% profit sharing contribution to the plan for the years ended June 30, 2010 and 2009. The contribution amounted to $86,849 and $84,995 for the years ended June 30, 2010 and 2009 respectively. In addition the company made matching contributions of $3,108 and $7,000 to the 401K plan for the years ended June 30, 2010 and 2009 respectively.

SUPPLEMENTAL MATERIAL

Our examination of the financial statements included in the preceding section of this report was directed to an expression of our opinion taken as a whole. The supplemental material presented in the following section of this report has been subjected to certain procedures applied in connection with our examination of the financial statements. This information, while not required, is in our opinion, fairly stated in all material respects when considered in relation to the financial statements taken as whole.



Jeff M. Wilson, P.S.
Seattle, Washington

MORTON CLARKE FU & METCALF, INC.
STATEMENT OF OPERATING EXPENSES
For the years ending June 30, 2010 and 2009

	2010		2009	
	AMOUNT	Percent of Gross Revenue	AMOUNT	Percent of Gross Revenue
Advertising and Promotion	$ 296	0.01%	$ 411	0.01%
Bloomberg Lease	134,261	3.24%	124,157	2.17%
Bond Desk Trading	23,163	0.56%	23,261	0.41%
Business Taxes and Licenses	934	0.02%	390	0.01%
B & O Tax - Seattle	19,467	0.47%	28,708	0.50%
B & O Tax - Washington	58,316	1.41%	74,845	1.31%
Charitable Contributions	19,000	0.46%	20,020	0.35%
Clearing Fees	174,339	4.21%	264,081	4.62%
Compliance Expense	26,247	0.63%	15,339	0.27%
Computer Expense	19,531	0.47%	11,282	0.20%
Copier Lease	3,228	0.08%	2,875	0.05%
Customer Service Expense	14,769	0.36%	17,481	0.31%
Customer Write Off	6,843	0.17%	12,753	0.22%
Depreciation	2,037	0.05%	3,568	0.06%
Data Line	15,516	0.37%	15,112	0.26%
Data Process Expense	17,848	0.43%	17,207	0.30%
Employee Benefits	124,094	3.00%	96,196	1.68%
Federal Express	1,475	0.04%	936	0.02%
Fees, Service and Regulatory	30,092	0.73%	14,933	0.26%
Insurance Expense	8,333	0.20%	5,289	0.09%
Interest Expense	8,636	0.21%	16,380	0.29%
Internet Expense	21,891	0.53%	21,649	0.38%
Meals and Entertainment	3,471	0.08%	3,404	0.06%
FINRA Assessments/Fees	6,245	0.15%	4,172	0.07%
Office Supplies and Expense	24,998	0.60%	22,199	0.39%
Subscriptions and Periodicals	63,653	1.54%	66,792	1.17%
Payroll Service	2,884	0.07%	2,925	0.05%
Payroll Taxes	112,639	2.72%	132,668	2.32%
Postage & Other Freight	4,301	0.10%	1,579	0.03%
Professional Fees	28,693	0.69%	16,494	0.29%
Profit Sharing Expense	89,957	2.17%	91,995	1.61%
Quote Fees	36,929	0.89%	38,284	0.67%

--- Continued on next page --------

The accompanying notes are an integral part of these statements.

MORTON CLARKE FU & METCALF, INC.
STATEMENT OF OPERATING EXPENSES
For the years ending June 30, 2010 and 2009

---- Continued from previous page ----

	2010		2009	
	AMOUNT	Percent of Gross Revenue	AMOUNT	Percent of Gross Revenue
Rent Expense	$ 89,595	2.16%	$ 86,685	1.53%
Repairs & Maintenance	293	0.01%	236	0.00%
Salaries - Officers	1,479,501	35.72%	2,164,098	37.88%
Salaries - Commissions	1,163,773	28.10%	1,848,373	32.35%
Salary - Clerical	331,498	8.00%	359,585	6.29%
Telephone Expense	11,832	0.29%	10,931	0.19%
Training - Securities	800	0.02%	2,289	0.04%
Travel Expense	1,437	0.03%	1,101	0.02%
TOTAL OPERATING EXPENSE	$ 4,182,815	100.99%	$ 5,640,683	98.73%

The accompanying notes are an integral part of these statements.

MORTON CLARKE FU & METCALF, INC.
STATEMENT REGARDING AUDIT OF NET CAPITAL
June 30, 2010 and 2009

As part of our audit we verified the Schedule of Net Capital as prepared by Morton Clarke Fu & Metcalf, Inc. We found no material differences between their schedule and our audited Schedule of Net Capital.



Jeff M. Wilson, P.S.
Seattle, Washington

MORTON CLARKE FU & METCALF, INC.
SCHEDULE OF NET CAPITAL
For the years ending June 30, 2010 and 2009

	2010	2009
Total ownership equity from Statement of Financial Condition	$ 1,895,262	$ 1,880,569
Total ownership equity qualified for Net Capital	1,895,262	1,880,569
Add: Liabilities subordinated to claim of general creditors allocable in computation of Net Capital	0	0
Total capital and allowable subordinated liabilities	1,895,262	1,880,569
Deduct: Total nonallowable assets from Statement of Financial condition	(343,230)	(291,020)
Net Capital before haircuts on securities positions	1,552,032	1,589,549
Haircuts on securities		
Debt Securities	(70,190)	(134,650)
Other Securities	(4,907)	(166)
Total Haircuts	(75,097)	(134,816)
NET CAPITAL	$ 1,476,935	$ 1,454,733

Minimum net capital required for Morton Clarke Fu & Metcalf, Inc. is $250,000 effective June 10, 1999. Therefore Morton Clarke Fu & Metcalf, Inc. has excess net capital of $1,226,935 and $1,204,733 as of June 30, 2010 and 2009 respectively.

The accompanying notes are an integral part of these statements.

Jeffrey M. Wilson, P.S.
15215 52nd Ave. S. #9
Tukwila, WA 98188
(206) 285-1528 (f) **(206) 282-2727 (T)**
jwilson@jeffwilsonps.com

Independent Auditor's Report

To the Board of Directors
Morton Clarke Fu & Metcalf Inc.

We have audited the accompanying statement of SIPC (The Securities Investor Protection Corporation) annual assessment payments of Morton Clarke Fu & Metcalf Inc. as of June 30, 2010 and 2009. The statement of SIPC assessments is the responsibility of Morton Clarke Fu & Metcalf Inc.'s management. Our responsibility is to express an opinion on the statement of SIPC annual assessment payments based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of SIPC assessments are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of SIPC assessments. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of SIPC assessments. We believe that our audits provide a reasonable basis for our opinion.

The accompanying statement of SIPC annual assessments were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (17a-5(e)(4)) as a supplemental report with annual filing of audited financial statement.

In our opinion, the statement of SIPC annual assessments referred to above present fairly, in all material respects, for the years ended June 30, 2010 and 2009 in conformity with accounting principles generally accepted in the United States of America.



JEFF M. WILSON P.S.
Seattle, Washington
August 18, 2010

MORTON CLARKE FU & METCALF, INC.
SECHEDULE OF SIPC ANNUAL ASSESSMENTS
For the years ending June 30, 2010 and 2009

	2010	2009
Total Revenue - Applicable period July 1, 2009 and April 1, 2008 to June 30, 2010 and 2009	$ 1,984,085	$ 1,547,897
Deductions:		
Commissions Expense	83,002	65,171
Interest and Dividend Expense	3,324	3,623
Total Deductions	86,326	68,794
SIPC NET OPERATING REVENUES	1,897,759	1,479,103
General Assessment at .0025	4,744	3,698
Payment Previously made	0	150
Assessment Balance Due	$ 4,744	$ 3,548

MORTON CLARKE FU & METCALF, INC.

FINANCIAL STATEMENTS

JUNE 30, 2010 and 2009

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